                                                       Filed by Novell, Inc. and
                             Cambridge Technology Partners (Massachusetts), Inc.

                                                            Pursuant to Rule 425
                                                    under Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                  Subject Company: Cambridge Technology Partners
                                                           (Massachusetts), Inc.
                                  Commission File No. of Filing Person: 0-21040

--------------------------------------------------------------------------------

     The following statements were made during Novell's Annual Meeting of
                          Stockholders April 17, 2001
--------------------------------------------------------------------------------

Remarks by Dennis Raney,        [Our customers] are all focusing on how they
Executive Vice President        can move business  processes to the web so that
and Chief Financial             they can make information more readily
Officer of Novell               available to customers and employees and
                                partners and to reduce costs. And every single one of these process movements is associated with significant consulting effort. And this is exactly why we've entered into the acquisition of Cambridge Technology Partners.

                                What's expected and required of ISPs and IT vendors is changing. Customers today increasingly value the solution orientation that a vendor gains with a strong IT services component as a complement to its product offerings. This is why Microsoft has made a significant investment in Accenture. This is why HP tried to buy PricewaterhouseCoopers. This is why Cisco put a billion dollars into KPMG Consulting, and so on.

                                Novell has been moving to this model since 1998, when we began to build our own consulting organization. And the addition of Cambridge will take Novell to its objective of having over a third of our business derived from IT services that support customers in deploying solutions that rely on Novell Net services. Novell becomes the inventor, stronger and more knowledgeable ISP partner for all of our customers and industry partners.

                                And the two of us have a highly complementary customer base that presents us with the opportunity not only to begin to call on customers that they have traditionally marketed to, to bring them in to customers where we have traditionally had strong relations, and also to better serve large customers where we've actually both been in the accounts serving those customers, such as American Express or Lufthansa.

                                For Novell, this is a highly favorable
                                acquisition of an e-business services company. The timing is right. The value of this strategy is very high. Cambridge addresses an immediate need for our company. We weren't able to satisfy customer demands for solutions that use our Net services products as rapidly as we would like to. Cambridge makes sound strategic sense and will expand Novell's ability to deliver one-end solutions to customers and to partners.
--------------------------------------------------------------------------------

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                                Cambridge will heighten what is a shared
                                strategic focus around e-solutions. They've made a business out of calling on senior management and selling e-business solutions. We have been very strong in selling into network infrastructure, selling to network managers and CIOs. We've been moving up selling solutions throughout the organization. The two of us coming together will provide a very powerful partnership to better serve our customers across the entire information architecture.

                                There is a strong strategic fit between our two companies, and for this reason we're very confident of our ability to succeed with Cambridge as a subsidiary Novell company.

                                To quickly summarize the pending acquisition, our target is to close during Novell's 3rd fiscal quarter in 2001 following the approval vote by Cambridge shareholders and appropriate reviews by government agencies.

                                0.668 Novell shares will be issued for each Cambridge share, approximately 44,000,000 shares. We expect this transaction to be accretive to Novell's earnings in fiscal 2002 and we anticipate a combined $1.5 billion revenue base to grow our combined company from as we enter fiscal year 2002.

                                And over the next five years our objective is to steadily grow Novell's competitive differentiation-the value we bring to our customer solutions. We're moving enterprise and government customers to more complete e-solutions, more quickly, more safely and in ways that other vendors can't. Only Novell has open standards-based offerings that are premised on supporting mixed solutions built on products from all vendors that contribute to enterprise and government solutions. The market need is huge. Providing the infrastructure for e-business solutions as people migrate processes to the Net. We are very well positioned to participate in the broad market move to what we see as One Net solutions. We're building business strength through added-value services. You can also expect us to continue to make product and technology acquisitions as we go forward. We are becoming an ever stronger company and vendor partner. And our objective is to be the network software market leader through our role in One Net solutions.

                                Dennis Raney used the following slide
                                presentation in connection with his remarks:
--------------------------------------------------------------------------------

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                                Slide 1:
                                [Graphic of two people holding the letter "N"]

                                Building a strong, new, Net services company

                                        the power to change
                                        Dennis Raney
                                        Executive Vice President; Chief
                                        Financial Officer
                                        April 2001

                                        Novell logo

                                Slide 2:
                                [Graphic of man standing next to the letter "N"]

                                        IBM . . . IBM Global Services
                                        Oracle . . . Oracle Services
                                        Microsoft . . . Accenture
                                        HP . . . PricewaterhouseCoopers
                                        Siebel . . .
                                        Commerce One . . .
                                        Cisco . . . KPMG

                                Slide 3:
                                [Graphic of man standing next to the letter "N"]

                                Highly complementary customer base

                                [Novell logo; Cambridge Technology Partners logo; graphic of two circles filled with company names intersecting]

                                  Novell:
                                        Bristol-Myers Squibb
                                        Whirlpool
                                        Nintendo
                                        Pfizer
                                        Michelin
                                        Eddie Bauer
                                        Bank of Montreal
                                        Colgate-Palmolive
                                        BT
                                        United
                                        Radio Shack
                                        First Union
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                        KPMG
                                        Federal Express
                                        Safeway

                                Intersection:
                                        Daimler Chrysler Aerospace
                                        AT & T
                                        Lufthansa
                                        American Express
                                        Chase
                                        AG Edwards Investments
                                        Citibank
                                        WalMart
                                        Dell Computer

                                Cambridge Technology Partners:
                                        British Airways
                                        Boeing
                                        Lucent Technologies
                                        Lockheed Martin
                                        BMW
                                        Chevron
                                        Hewlett Packard
                                        Deutsche Bank
                                        Jaguar
                                        Canon
                                        The Prudential
                                        Compaq
                                        USWest
                                        NASDAQ
                                        Coca-Cola
                                        Sybase
                                        General Motors
                                        BPAmoco

                                        Novell logo

                                Slide 4:
                                [Graphic of man standing next to the letter "N"] Broad improved basis for customer relationships and solutions support

                                   Breadth of customer interaction:
                                        CEO, COO, CFO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                        Business Unit Heads
                                        CIO, Functional Heads
                                        Network Managers

                                Comprehensive business solutions
                                        eBusiness Solutions
                                        Applications
                                        Middleware
                                        Net services infrastructure

                                        Novell logo

                                Slide 5:
                                [Graphic of man standing next to the letter "N"]

                                Cambridge transaction highlights

                                   .    0.668 Novell shares issued for each
                                        Cambridge share: approximately 44
                                        million shares

                                   .    Target closing: Novell's third fiscal
                                        quarter 2001, following Cambridge
                                        shareholder vote

                                   .    Expected to be accretive to Novell
                                        earnings in Fiscal 2002

                                   . Anticipated $1.5 billion revenue base to grow from as we enter FY2002

                                        Novell logo

                                Slide 6:
                                [Graphic of man standing next to the letter "N", background graphics of a globe, people and a graph showing an upward trend all overlapped by company names and logos]

                                Together . . . a global ecosystem of solutions relationships

                                        Systems Integration/Implementation:
                                        Accenture
                                        PricewaterhouseCoopers
                                        KPMG
                                        Deloitte Consulting
                                        CSC
                                        MarchFIRST
                                        Cap Gemini Ernst & Young

                                        ISVs/Technology:
                                        i2
                                        Broadbase Software, Inc.
--------------------------------------------------------------------------------

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                                        CommerceOne
                                        Siebel
                                        JDEdwards
                                        Clarify
                                        Aspect
                                        SAP
                                        TIBCO
                                        Vignette
                                        E.Piphany
                                        bea Weblogic
                                        webMethods
                                        Microsoft
                                        Broadvision

                                        Novell logo

--------------------------------------------------------------------------------
Remarks by Dr. Eric             We started off and did a fairly thorough
Schmidt, Chairman and           analysis of our strategic  options. We engaged
Chief Executive                 Morgan  Stanley and McKinsey  and a number of
Officer of Novell               others and we said, What choices do we have? How
                                can we address what we see as a tremendous technological opportunity? But there are things missing. Should we buy somebody? Should we merge? You know, what are our choices?

                                Well, out of that the decision to create the subsidiary called Volera came out. That was Stage 1. And Stage 2 was to figure out a way to bring the solutions capability to the company that it had lacked.

                                The history here is that the company, as those of you who've been with the company for a long time know, was essentially a packaged product channel company. It did not have a lot of direct contact with its customers. By virtue of the management changes that we've made and the focus of the last few years now, the vast majority of our business is, in fact, direct or with partners that we think of as in the direct business.

                                We made good progress there. But if you look, the total progress, the building of the consulting-we have, you know, more than three hundred consultants and a very successful operation-is not sufficient to get where we want to go. So, based on that, I recommended to the board, and after a quite extensive analysis of the choices, that we enter into discussions with Cambridge Technology Partners. And I went out and approached Jack Messman, the CEO at the time, who happens to be, in a very interesting way, the original founder of Novell. So we know where
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                his allegiance is.

                                I talked to Jack about what choices we had, and would it make sense to combine the two companies? And in the context of that, I also felt that, given the stresses and strains of running these large companies, that we should divide this up in such a way that I would be chairman and Jack would be CEO. After six weeks of very intensive meetings and, if you read our proxy when we file it, you'll see all the different things that we did, we actually came to a deal, and I'm pleased to say that I think this is the right deal for the company. I believe it's the right deal for our shareholders, and a lot of that is built around Jack.

                                I've known him for a long time. He has done many things in his career. He's what I call a businessman. And I mean that in the most respectful and positive way. He's a person who knows how to run and build businesses. He's a guy who cares about ethics and audits. He's a guy who cares about leadership. He's a guy who cares about people. And he, first and foremost, cares about customers. He's organized CTP around the focus on solutions because he believes, in talking to customers, that that's what they care about.

                                And I, who, as you know, am Mr. Product Guy here, must reluctantly say, "Jack looks like he was right." In fact, when I talk to customers, and after I give them this nice little speech, in whatever level of detail that they need, they say, "Fine, I want to write a check, and I want you to solve my problem." That's a solution sale. By doing this merger, with Jack's leadership, his focus, I believe we can deliver on that vision, and it is a delight to introduce Jack Messman.

--------------------------------------------------------------------------------
Remarks by Jack L. Messman,     Good  afternoon,  everybody.  It's a pleasure
president and chief             to be with you today.  It's like a homecoming
executive  officer of           to me  since I  served  as the  first  CEO of
Cambridge Technology Partners   Novell after it was recapitalized in 1982.

                                Eric has articulated very well Novell's One Net vision for the new economy. I want to add a few comments of my own. In particular, I want to outline why Eric and I are so enthusiastic about Novell's acquisition of Cambridge-it will expedite its transition to a solutions focus and put Novell in a better position to make that One Net vision a reality.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                As you know, I've been a member of the board of directors since Novell's founding in the early 1980s. Thus, I enjoy the privilege of historical perspective when it comes to understanding Novell. I've seen the bad days. I've seen the good days. And I want to say here today, for the record, I believe Novell's best days are yet to come. As I see it, Novell has leveraged two key legacies to power its One Net mission to date. And now, in Cambridge Technology Partners, it has acquired a third legacy to round out the picture.

                                First there's the Novell commitment to inter-operability. Unlike some competitors that cling to proprietary software and operating systems, Novell has embraced the realities of an increasing and diverse technology environment. The company has far outpaced the competition in producing products that promote, not prevent, inter-operability among disparate systems, such as NT, Linux, and Unix. This is a critical point in differentiation for Novell. It's also a critical success factor for Novell's clients and an important point of synergy with Cambridge, which maintains a similarly open view of technology.

                                Second, Novell has maintained its commitment to technology excellence. There's no question that Novell has led its competition in product stability and rigor, but not in marketing and sales. For example, NetWare has long been recognized as a more robust operating system than anything coming out of Redmond, Washington. And now Novell is continuing its commitment to technology excellence to fulfill its One Net vision. NDS e-Directory, for example, continues to receive higher marks then Microsoft Active Directory, not to mention a bigger piece of the market. It was widely acclaimed in year 2000 as the best LDAP server, as software product of the year, as the best directory services, and Direct XML was recognized as year 2000's best e-commerce tool.

                                So now let's add Cambridge to the mix. What is the Cambridge legacy? Unfailing commitment to using technology to create solutions to solve clients' business problems. In the early 90's Cambridge revolutionized a professional services industry that was renowned for over-promising and under-delivering. Cambridge sided with clients and made good on its promise to deliver the innovative solutions clients needed to move their businesses forward. Cambridge is a company focused on innovative solutions using technology to solve business problems. For those who are
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                unfamiliar with Cambridge, we are an e-solutions firm solving complex business and technical problems with leading-edge thought, with proven implementation capability in digital strategy, e-commerce, mobile commerce, eCRM, eSEM, eERM, and with industry solutions expertise in financial services, communications, manufacturing, and energy.

                                As I view it, the Cambridge solutions focus will facilitate Novell's mission in several ways.

                                First, [Cambridge] will bring the solutions selling expertise that Novell lacks to promote its vision of networks, intranets, extranets, and the internet working together as one Net platform for e-business.

                                Second, Cambridge will bring the consulting and integration experience that is needed to deliver against that vision.

                                And third, we will help Novell develop a next generation of products of the highest relevance by facilitating a product development cycle that works backwards from the solution to the product.

                                The convergence of these three legacies, Novell's commitment to inter-operability and product excellence, and Cambridge's commitment to solve clients' business problems via the best solution, I believe, we can truly make the One Net vision a reality for countless organizations and establish Novell as a leading e-solutions provider.

                                So how exactly will we do that? Well, with our announcement just several weeks old, we don't have all the answers written down yet, but the next couple of slides will walk you through how we are adapting Cambridge's go-to-market strategy to produce new value for our clients, our partners, our alliances, and our shareholders.

                                This slide graphically depicts the Cambridge go-to-market business model. I'm not going to go into detail for each side of what we refer to as "the cube." Suffice it to say, we serve various geographic markets with many services and four primary vertical industries.

                                Let me direct your attention on what we call
                                "the sweet spot." The sweet spot is where our services and our industry groups intersect. Industry groups provide and analyze value change models, business drivers, industry-specific alliances and other strategic issues.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Service lines provide best-in-class processes, enabling technologies and the applications, organization models and performance measures. The key is to provide differentiated solutions from your competitors. And now look at what happens as we start to build Novell into this go-to-market strategy.

                                First, as this next slide depicts, we
                                significantly extend our reach on a strictly geographic basis. Novell has a larger geographic footprint.

                                Now if you turn your attention to the industry axis, you see that the combined organization basically doubles the areas of vertical expertise, with Novell and Cambridge both bringing four practice areas to the model.

                                Looking at the services side of the cube, we see two compelling opportunities. First, Novell's technology and existing services organization combined with Cambridge's offerings allow us to extend the solutions foundation layer depicted here with such products as NetWare, ZENworks and GroupWise. Perhaps even more compelling is the potential we see for Novell products to enhance our business solutions layer with the capabilities of products like e-Directory, Direct XML, i-Chain, Volera Excelerator. We believe these Novell products will allow us to create solutions that are different than our competitors'. This is all very new. It's only been in the last six months that Novell has delivered the ability to integrate dissimilar applications through e-Directory. Direct XML and i-Chain only became available last fall. Until just now, Novell's new offerings haven't been available as part of Cambridge's service offerings.

                                Just to give you a visual taste of the fantastic opportunities we see at the solutions level, this slide is a snapshot of a Cambridge standard-solutions architecture. This is the architecture that is typical of a business solution we might develop. I'm well aware you can't read all the elements. That's not the point. This is the point. Where you see red you see entry points for Novell products within the solutions Cambridge is currently delivering. I find this to be a particularly compelling graphic because it describes the potential synergy from the merger. Taking Cambridge's existing solutions and mapping them against Novell's existing products is just the starting point. One of the most exciting elements of the Novell/Cambridge combination lies in their shared history of innovation. Novell and Cambridge revolutionized their industries
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

--------------------------------------------------------------------------------
                                and along the way revolutionized the way clients conducted business. Through this merger both organizations have an opportunity to do it again by mobilizing industry-leading product engineers and industry-leading e-solutions architects to create solutions-focused innovation. As I mentioned earlier, I very much believe that Novell's best days lie ahead of us, not behind us.

                                Over the past year Novell has made remarkable progress towards making its One Net vision a reality. With the Cambridge acquisition, I think we now have the necessary ingredients to accelerate the achievement of the One Net vision. We now have the ability to give our customers the power they need to change.

                                Jack L. Messman used the following slide presentation in connection with his remarks:

                                Slide 1:
                                [Graphic of two people holding the letter "N"]

                                Making One Net a reality

                                        The power to change
                                        Jack Messman
                                        President & CEO
                                        Cambridge Technology Partners
                                        April 2001

                                        Novell logo

                                Slide 2:
                                [Graphic of man kneeling and holding the letter "N"]

                                Novell's Vision - One Net

                                        A world in which all types of networks - intranets, extranets and the Internet; corporate and public; wired to wireless-

                                        work together as one Net

                                        To secure, simplify and accelerate
                                        eBusiness and provide the power and
                                        flexibility to succeed in the Net
                                        economy.

                                        Novell logo

                                Slide 3:
                                [Graphic of man standing next to the letter "N"]
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

--------------------------------------------------------------------------------

                                Legacies powering the One Net strategy

                                        Novell commitment to inter-operability

                                        .   A critical point of differentiation
                                            for Novell

                                        .   A critical success factor for
                                            clients

                                        .   An important point of synergy with
                                            Cambridge

                                        Novell logo

                                Slide 4:
                                [Graphic of man standing next to the letter "N"]

                                Legacies powering the One Net strategy

                                        Novell NetWare (Best Network Operating
                                        System Network World - Reader's Choice
                                        Awards 2000)

                                        Novell eDirectory (Best LDAP Server
                                        (Network World - Reader's Choice Awards
                                        2000); Software Product of the Year
                                        (Network Computing - Well Connected
                                        Award 2000); Best Directory Product of
                                        the Year (Network Magazine)

                                        DirXML (Best eCommerce Tool (PC Magazine
                                        Technical Innovation Awards 2000)

                                        Novell logo

                                Slide 5:
                                [Graphic of man standing next to the letter "N"]

                                Legacies powering the One Net Strategy

                                      Cambridge commitment to creating
                                      best-of-breed solutions to our clients'
                                      business problems

                                      .   Focused on innovative solutions

                                      .   Proven implementation capability in:

                                          . Digital Strategy    . eCRM
                                          . E-commerce          . eSCM
                                          . M-commerce          . eERM

                                      .   Industry solutions expertise in:
                                          . Financial Services  . Manufacturing
                                          . Communications      . Energy

                                          Novell logo
--------------------------------------------------------------------------------

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                                Slide 6:
                                [Graphic of man standing next to the letter "N"]

                                Legacies powering the One Net strategy

                                        Cambridge focus on solutions will
                                        accelerate achievement of Novell's One
                                        Net vision:

                                        .   Solutions selling expertise

                                        .   Consulting and integration
                                            experience

                                        .   Solutions focused product input

                                        Novell logo

                                Slide 8:
                                [Graphic of man kneeling and holding up the letter "N"]

                                Legacies powering the One Net strategy

                                        Committed to:
                                        .   Inter-operability

                                        .   Technology & Net services leadership

                                        .   Solving business problems

                                        Novell logo

                                Slide 9:

                                [Graphic of man standing next to the letter "N"; graphic of the go-to-market business model, represented by a picture of three sides of a cube, with sides containing the following:]

                                Industries
                                   Financial Services
                                   Communications
                                   Energy
                                   Manufacturing

                                Services
                                   Strategy
                                   ECmC
                                   eCRM
                                   eSCM
                                   eERM
                                   UX
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   Technology
                                Markets
                                   Geographic Markets

                                   Novell logo

                                Slide 10:

                                [Graphic of man standing next to the letter "N" graphic of three-dimensional cube showing intersection of "services" and "industries" in the center of cube]

                                        Our Solutions "Sweet Spot"
                                           Where service lines and industries
                                           intersect

                                        Industry groups
                                           Provide and analyze value chain
                                           models, market forces, business
                                           drivers, industry-specific alliances,
                                           and other strategic issues

                                        Service lines
                                           Provide best-in-class processes,
                                           enabling technologies and
                                           applications, organizational models,
                                           and performance measures

                                           Novell logo

                                Slide 11:

                                What are the opportunities for a combined Novell and Cambridge go-to-market strategy?
                                [Repeat of Slide 9, with the side of cube labeled "geographic markets" expanded in size]

                                Slide 12:

                                What are the opportunities for a combined Novell and Cambridge go-to-market strategy?

                                [Repeat of Slide 9, with the side of the cube labeled "industries" expanded in size and adding the following:]

                                   Industries
                                   Government
                                   Insurance
                                   Education
                                   Healthcare
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                                      -14-

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                                Novell logo

                                Slide 13:
                                What is the opportunity for a combined Novell and Cambridge go-to-market strategy?

                                [Repeat of Slide 9, with the side of the cube labeled "services" expanded in size to indicate a "Solution Foundation"]

                                        Expanded technology solution capability
                                        NetWare
                                        ZENworks
                                        GroupWise

                                        Novell logo

                                Slide 14:
                                What is the opportunity for a combined Novell and Cambridge go-to-market strategy?

                                [Repeat of Slide 9]

                                        Enhanced business solution capability
                                        NDS eDirectory
                                        DirXML
                                        Ichain
                                        Volera Excelerator

                                Slide 15:
                                        Cambridge Reference Architecture

                                [Flowchart representing Cambridge Reference
                                Architecture, containing the following:]

                                        WebServer
                                        Gateways (Non HTTP requests)
                                        Voice Gateway
                                        Device Template/Rules Repository
                                        Presentation Engine
                                        Content Cache
                                        Application Tier
                                                Security Layer
                                                Session & Connection Management
--------------------------------------------------------------------------------

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                                                Request Dispatcher
                                                Groupware Integration
                                                Search
                                                Application Integration Tier
                                                  Adapter
                                                E-commerce Engine
                                                Personalization Engine
                                                Notification Engine (Push)
                                                User Profile Management
                                                Service Registration API
                                                Platform Extension API
                                        Application Integration Tier
                                                Messaging Service
                                                Transformation Engine
                                                Application Adapters
                                                Routing Engine
                                                Corporate Application's Meta
                                                 Data Directory
                                                XML Translators
                                        Corporate Applications
                                                SFA
                                                CRM
                                                Analytics
                                                EProcurement
                                                Content Mgmt
                                        B2B Connection (XML)
                                        External Entitles
                                                Portals
                                                ASPs
                                                Businesses
                                        Exchange Server
                                        LDAP Server

                                Slide 16:
                                Novell/Cambridge Reference Architecture

                                [Flowchart representing Novell/Cambridge
                                Reference Architecture, containing the
                                following:]

                                        WebServer
                                        Gateways (Non HTTP requests)
                                        Voice Gateway
                                        Device Template/Rules Repository
                                        Presentation Engine
                                        Cache ICS [highlighted in red]
                                        Application Tier
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                                      -16-

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                                        Security Layer/Single sign-on, iChain,
                                         ICS, PKI [highlighted in red]
                                        Session & Connection Management
                                        Request Dispatcher
                                        Groupware Integration [highlighted in
                                         red]
                                        Search
                                        Application Integration Tier Adapter
                                         [highlighted in red]
                                        E-commerce Engine
                                        Personalization Engine
                                        Notification Engine (Push)
                                        User Profile Management
                                        Service Registration API
                                        Platform Extension API
                                Application Integration Tier
                                        Corporation Application's Meta Data
                                         Repository/eDirectory
                                        [highlighted in red]
                                        Messaging Service
                                        Transformation Engine
                                        DirXML/Application Adapters [highlighted
                                         in red]
                                        Routing Engine
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Remarks by Jack L.              [Customers] need information.  They don't care
Messman, in                     how we get them that information, whether it's
response to stockholders'       somebody  else's  hardware or software.  So our
questions and comments          objective is to, of course, give them solutions
concerning  potential           that include Novell's software products and give
conflicts of interest           them the solution that they want. These products
created by Cambridge            are very technical and CEOs of consumer products
consultants recommending        companies, as an example, they don't need to
Novell solutions.               understand the technology. What they need to
                                understand is that they have a business problem
                                they want solved and that's what our consultants
                                do. They solve a business problem using the
                                best-of-breed software and hardware that's out
                                there.
--------------------------------------------------------------------------------

Remarks by Dr. Eric             I think the  combination of economics of the
Schmidt, in response            deal with the deal that we did with Cambridge
to stockholder's questions      are  very,  very  favorable  to  Novell.  I
and comments concerning the     think it's a good deal financially. The deal is
financial effect of the         accretive going forward.
proposed transaction on
Novell.
--------------------------------------------------------------------------------

Remarks by Richard A.           By adding another 4,000 or 3,000 [ current
Nortz, Senior Vice              actual number is approximately 2,800]
President,  World Wide          consultants to our team,  we're going to get a
Sales of Novell,                lot more  coverage, a lot more chance to get
in response to                  our products customers....  The other part that
stockholders' questions         Cambridge is going to add a tremendous  value
and comments concerning         to is, they have very large  installed base of
how Cambridge acquisition       these commercial databases that we've been
can benefit Novell.             talking about and bringing those databases into
                                the One Net is exactly what our strategy has
                                been all about.
--------------------------------------------------------------------------------
                                Novell, Inc. and Cambridge Technology Partners
                                (Massachusetts), Inc. have filed a joint proxy statement/prospectus with the Securities and
                                Exchange Commission on a Form S-4 Registration
                                Statement. THE JOINT PROXY STATEMENT/PROSPECTUS
                                CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE
                                READ CAREFULLY BEFORE ANY DECISION IS MADE WITH
                                RESPECT TO THE MERGER. The joint proxy
                                statement/prospectus will be made available to all shareholders of Cambridge, at no expense to them. The joint proxy statement/prospectus will also be available for free at the Commission's website at www.sec.gov.

                                Information regarding the participants in the solicitation and a description of their direct or indirect interest, by security holding or otherwise, is contained in the Joint Proxy Statement/Prospectus.
--------------------------------------------------------------------------------


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